As filed with the Securities and Exchange Commission on August 29, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-3

REGISTRATION STATEMENT

Under

The Securities Act of 1933

MGI PHARMA, INC.

(Exact name of Registrant as specified in its charter)

Minnesota	2384	41-1364647
(State or other jurisdiction of incorporation or organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5775 West Old Shakopee Road, Suite 100

Bloomington, Minnesota 55437

(952) 346-4700

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Leon O. Moulder, Jr.

Chief Executive Officer

MGI PHARMA, INC.

5775 West Old Shakopee Road, Suite 100

Bloomington, Minnesota 55437

(952) 346-4700

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Timothy S. Hearn, Esq.

Dorsey & Whitney LLP

50 South Sixth Street, Suite 1500

Minneapolis, Minnesota 55402-1498

(612) 340-2600

Facsimile: (612) 340-8738

Approximate date of commencement of proposed sale to the public: From time to time after this registration statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.  ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee

Common Stock, $0.01 par value	22,000	$37.04	$814,880.00	$100.00

(1)	This amount represents shares to be offered by the selling shareholders from time to time after the effective date of this Registration Statement at prevailing market prices at time of sale.
(2)	Estimated solely for the purposes of calculating the registration fee based upon the average of the high and low sales prices of the Registrant’s Common Stock on August 26, 2003, as reported on the Nasdaq National Market.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares our registration statement effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated August 29, 2003

22,000 Shares

MGI PHARMA, INC.

Common Stock

22,000 shares of the common stock, $.01 par value, of MGI PHARMA, Inc. are being offered by this prospectus. The shares will be sold from time to time by the selling shareholders named in this prospectus. We will not receive any of the proceeds from the sales.

Our common stock is traded on the Nasdaq National Market under the symbol “MOGN.” On August 28, 2003, the last sale price of our common stock as reported on the Nasdaq National Market was $38.51 per share.

This investment involves risk. See “ Risk Factors” beginning on page 5.

Neither the Securities and Exchange Commission nor any state securities commission has approved of anyone’s investment in these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                                 , 2003.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the “SEC”). The prospectus relates to 22,000 shares of our common stock which the selling shareholders named in this prospectus may sell from time to time. We will not receive any of the proceeds from these sales. We have agreed to pay the expenses incurred in registering these shares, including legal and accounting fees.

These shares have not been registered under the securities laws of any state or other jurisdiction as of the date of this prospectus. Brokers or dealers should confirm the existence of any exemption from registration or effect a registration in connection with any offer and sale of these shares.

This prospectus describes certain risk factors that you should consider before purchasing these shares. See “Risk Factors” beginning on page 5. You should read this prospectus together with the additional information described under the heading “Where You Can Find More Information.”

SUMMARY

Business of MGI PHARMA

MGI PHARMA is an oncology-focused biopharmaceutical company that acquires, develops and commercializes proprietary products that address the unmet needs of cancer patients. Our goal is to become a leader in oncology by focusing on our three core competencies of oncology product acquisition, development and commercialization. As a result, we acquire intellectual property or product rights from others after basic research and discovery have been completed. Our current product portfolio consists of two marketed products, one product recently approved by the Food and Drug Administration (FDA) named Aloxi™, and two clinical stage drug candidates.

According to the American Cancer Society, there are approximately 1.3 million new cases of cancer diagnosed in the United States each year. Cancer is the second leading cause of death in the United States and is projected to result in approximately 556,500 deaths in the United States in 2003. The three most common forms of cancer treatment are surgery, radiation therapy, and chemotherapy. In addition to these treatment regimens, cancer patients often need supportive care to prevent or treat the side effects of certain cancer therapies, including nausea and vomiting, which are considered the most feared and debilitating side-effects of most chemotherapy and radiation treatments. Our portfolio consists of products that treat cancer and selected conditions resulting from certain cancer therapies.

Aloxi™

Aloxi™ (palonosetron hydrochloride) is a potent, highly selective serotonin subtype 3, or 5-HT3, receptor antagonist differentiated by its strong receptor binding affinity and extended half-life for the prevention of chemotherapy-induced nausea and vomiting (CINV). On July 25, 2003, we received approval from the FDA to market Aloxi™ for the treatment of acute and delayed CINV. We obtained exclusive U.S. and Canadian license and distribution rights to Aloxi™ from Helsinn Healthcare SA in April 2001. We are planning to launch Aloxi™ in September 2003 through our existing commercial organization, including approximately 80 oncology sales representatives. Upon launch, Aloxi™ will enter the growing U.S. 5-HT3 receptor antagonist market estimated to be $1.4 billion in 2002. Of this amount, the market for CINV is estimated to be approximately $800 million.

A primary cause of CINV is the release of serotonin in the body in response to chemotherapy. 5-HT3 receptor antagonists, like Aloxi™, act by binding to serotonin receptors in the central and peripheral nervous system involved with nausea and vomiting, thereby blocking serotonin stimulation of these nerves and reducing or eliminating CINV. CINV can be characterized as acute nausea and vomiting occurring zero to 24 hours post chemotherapy, or delayed nausea and vomiting occurring 24 to 120 hours post chemotherapy. Despite the availability of preventive treatments, including first generation 5-HT3 receptor antagonists, nearly fifty percent of all patients receiving chemotherapy experience nausea and vomiting.

The results of the pivotal Phase 3 clinical trials demonstrate that Aloxi™ is more effective than ondansetron (Zofran®), the current 5-HT3 antagonist market leader by sales, and dolasetron (Anzemet®), the number two product by sales, for treating CINV due to moderately emetogenic chemotherapy. The most frequently prescribed chemotherapies, including those used to treat the most common cancers such as breast, lung and colon, are considered moderately emetogenic or having a moderate to moderately-high potential to cause nausea and vomiting. Based on the Phase 3 trials conducted, Aloxi™ is shown statistically to have greater efficacy or to be as effective as ondansetron and dolasetron for prevention of acute and delayed CINV. Overall, the incidence, pattern, duration, and intensity of adverse reactions were similar among patients treated with Aloxi™ and other 5-HT3 receptor antagonists. In 633 patients treated with Aloxi™ during Phase 3 trials, the most common adverse reactions related to the study drug were headache (9%) and constipation (5%). The table below provides a summary of the efficacy results from these pivotal Phase 3 clinical trials, where complete response rate is defined as the proportion of treated patients which had no vomiting and no rescue medication.

ALOXI™ PHASE 3 DATA

Prevention of Nausea and Vomiting: Complete Response Rates

	Moderately Emetogenic Chemotherapy						Highly Emetogenic Chemotherapy
	Study 99-05			Study 99-04			Study 99-05
	Aloxi™		Ondansetron	Aloxi™		Dolasetron	Aloxi™	Ondansetron
Acute CINV (0-24 hours)	81	%*	69%	63%		53%	59%	57%
Delayed CINV (24-120 hours)	74	%*	55%	54	%*	39%	45%	39%
Overall (0-120 hours)	69	%*	50%	46	%*	34%	41%	33%

*	Indicates results that demonstrated statistically greater efficacy than the alternative 5-HT3 product compared in trial.

We believe that Aloxi™ will be competitive in the U.S. CINV market for 5-HT3 receptor antagonists given that Aloxi™:

•	is highly selective for the 5-HT 3 receptor and has a thirty to seven hundred times stronger binding affinity for this receptor than currently marketed 5-HT 3 receptor antagonists;

•	is more potent than currently marketed 5-HT 3 receptor antagonists;

•	has demonstrated a plasma elimination half-life of almost 40 hours, which is four to ten times longer than any currently marketed 5-HT 3 receptor antagonists;

•	has demonstrated in Phase 3 trials statistically to have greater efficacy or to be as effective as ondansetron or dolasetron in preventing both acute and delayed CINV; and

•	is the only 5-HT 3 receptor antagonist approved to prevent both acute and delayed CINV.

The potency and extended half life of Aloxi™ may enable patients and their caregivers to control both acute and delayed CINV for several days following chemotherapy with a single fixed intravenous dose. We believe this single fixed dose treatment will be more convenient compared to currently marketed 5-HT3 receptor antagonists, which usually demand patients to adhere to an oral follow-up therapy regimen for several days.

MGI PHARMA Product Portfolio

Currently Marketed Products

Salagen® Tablets: We market Salagen® Tablets in the United States to oncologists as a treatment for the symptoms of radiation-induced xerostomia, or chronic dry mouth, in head and neck cancer patients. We also market Salagen® Tablets in the United States as a treatment for the symptoms of dry mouth associated with Sjogren’s syndrome, an autoimmune disease that damages the body’s moisture-producing glands. Salagen® Tablets are marketed outside the United States through our alliances with international pharmaceutical companies. U.S. sales of our primary commercial product, Salagen® Tablets, accounted for $22 million of our product sales in 2002 or approximately 88 percent.

Hexalen® We also market Hexalen® (altretamine) capsules, an oral chemotherapy for the treatment of recurrent ovarian cancer. Hexalen® capsules are approved for the treatment of ovarian cancer in 21 countries including the United States. Sales of Hexalen® capsules in the United States were $2 million in 2002. We acquired the rights to Hexalen® in November 2000 from MedImmune Oncology, Inc., and commenced direct promotion, or face-to-face sales calls, to oncologists in March 2001.

Clinical Stage Drug Candidates

Irofulven: Irofulven is a novel anti-cancer product candidate from our proprietary family of compounds called acylfulvenes. Mechanism of action studies indicate that irofulven is rapidly taken up by sensitive tumor cells where it produces inhibition of DNA synthesis and DNA lesions resulting in tumor selective cell death. Irofulven is in a series of clinical trials, including Phase 2 clinical trials designed to evaluate the efficacy of irofulven in particular types of cancer as both a mono and combination therapy. Additional Phase 1 clinical trials designed to evaluate the safety and maximum tolerated dose using different dosing schedules in combination with currently marketed chemotherapies are also being conducted. Based on analysis of results from our clinical trials, we believe that irofulven:

•	is potentially active as an anti-cancer agent in treating a broad range of cancers, including ovarian, pancreatic, prostate and liver cancers;

•	has a unique mechanism of action that may make it effective in treating refractory cancers, or cancers that are unresponsive to existing cancer therapies, and useful in combination with existing cancer therapies; and

•	has demonstrated activity against tumors that are known to be resistant to other cancer therapies.

We seek to develop irofulven for cancers or sub-populations of certain types of cancers for which we believe irofulven could most quickly be developed and approved for marketing. We licensed rights to the entire class of acylfulvene agents, including irofulven, from the Regents of the University of California in 1993.

MG98: MG98 is a product candidate we are developing for the purpose of blocking production of the enzyme DNA methyltransferase. DNA methyltransferase inhibits the proper expression of genes that would otherwise slow or stop tumor growth. MG98 is currently being studied in a Phase 1 dose-determination trial.

Strategy

Our goal is to become a leading oncology-focused biopharmaceutical company serving well-defined markets. The key elements of our strategy are to:

•	Successfully launch and commercialize Aloxi ™ for chemotherapy-induced nausea and vomiting by aggressively marketing Aloxi ™ as an enhanced alternative to currently marketed 5-HT 3 antagonists indicated for CINV.

•	Leverage our oncology sales and marketing organization to quickly penetrate the 5-HT 3 antagonist market, and serve as a platform from which to launch and market future oncology products.

•	Selectively add to our product portfolio through product in-licensing, acquisition and co-promotion. We intend to focus our product acquisition efforts on currently marketable pharmaceutical products or product candidates that are in late-stage clinical development for which we believe we can effectively add value through our commercial and development capabilities.

•	Successfully develop and commercialize our clinical product candidates, including irofulven for various cancers.

Corporate Information

We were incorporated under the name Molecular Genetics, Inc. in Minnesota in November 1979. Our principal executive offices are located at 5775 West Old Shakopee Road, Suite 100, Bloomington, Minnesota 55437 and our telephone number is (952) 346-4700.

We have trademark protection on Salagen® Tablets, Hexalen(R), MGI®, MGI PHARMA® and our logo. Aloxi™ is the pending trademark for Helsinn Heathcare SA. This prospectus also includes trade names and marks of other companies.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below and in our reports to the SEC incorporated by reference into this prospectus along with the other information in this prospectus before deciding to invest in shares of our common stock. If any of the following risks or the risks contained in our reports to the SEC actually occur, our business, operating results and growth prospects could be harmed. This could cause the value of our common stock to decline, and you may lose all or part of your investment.

RISKS RELATED TO OUR BUSINESS

We Have a History of Net Losses. If We Do Not Have Net Income in the Future, We May Be Unable to Continue Our Operations.

We are not currently profitable and have a very limited history of profitability. We expect to incur significant expenses over the next several years as we continue to devote substantial resources to the development and commercialization of Aloxi™ (palonosetron hydrochloride), irofulven, and other product candidates. Therefore, we will not generate net income unless we are able to increase significantly revenues from sales of Aloxi™ or other products. Furthermore, if we continue to sustain losses, we may be unable to fund our research and development efforts and the development of our products or to continue our business operations as planned.

Our Business is Dependent on the Commercial Success of Aloxi™. If We are Unable to Launch and Successfully Commercialize Aloxi™ or Maintain Commercialization of Our Other Products, We May Be Unable to Continue Our Operations as Planned.

The success of our business is dependent on the successful launch and commercialization of Aloxi™. Aloxi™ will be new to the market and may be unfamiliar to members of the medical community. Market acceptance will depend largely on our ability to demonstrate, to the oncology community in particular, the efficacy and safety of Aloxi™ as an alternative to currently marketed therapies. We cannot be certain that Aloxi™ will provide benefits considered adequate by providers of oncology services or that enough providers will use the product to ensure its commercial success.

Even if the FDA approves the marketing application of a product, this approval may entail commercially unacceptable limitations on the uses, or “indications,” for which the product may be marketed. In addition, the FDA subjects an approved product and its manufacturer to continual regulatory review. After approval and use in an increasing number of patients, the discovery of previously unknown problems, such as unacceptable toxicities or side effects, with a product may result in restrictions or sanctions on the product or manufacturer that could affect the commercial viability of the product or could require withdrawal of the product from the market. If Aloxi™ is not commercially successful, we will have to find additional sources of funding or scale back or cease operations. In addition, we cannot be certain that sufficient capital will be available for the successful launch and commercialization of Aloxi™ or our other product candidates.

Once the FDA approves a product for sale, we must also submit any labeling, advertising and promotional material to the FDA for review. There is risk that the FDA will prohibit use of the marketing material in the form we desire, which could limit the sale of our products and could cause our product revenues to decrease and our stock price to decline.

If We Fail to Obtain Additional Capital to Grow Our Business, We Will Be Unable to Complete Our Product Acquisition, Licensing and Development Programs.

We may need to raise additional funds for various reasons including the following:

•	to develop products we have acquired or licensed;

•	to acquire or license additional products or product candidates;

•	to support the marketing and sales of existing and additional products;

•	to obtain necessary working capital; and

•	to fund operating losses.

Adequate funds for these purposes may not be available when needed or on terms acceptable to us. Insufficient funds may cause us to delay, scale back, or abandon some or all of our product acquisition and licensing programs and product development programs. We may seek additional funding through public and private financing, including equity and debt financing or enter into collaborative arrangements. Any sale of additional convertible debt securities or equity securities may result in additional dilution to our shareholders and any debt financing may require us to pledge our assets and enter into restrictive covenants. Entry into collaborative arrangements may require us to give up rights to some of our products or to some potential markets or to enter into licensing arrangements on unfavorable terms.

Clinical Trials are Complex and Unpredictable and May Produce Unexpected Results That Could Affect Our Ability to Commercialize Our Products.

Before obtaining regulatory approvals for the commercial sale of any product under development, including irofulven, we must demonstrate through preclinical studies and clinical trials that the product is safe and effective for use in each target indication. We utilize medical institutions and laboratories to conduct our preclinical and clinical testing in compliance with good clinical and laboratory practices as required by the FDA. We depend on contract research organizations to manage a substantial portion of the medical institutions utilized to conduct our clinical testing. The results from preclinical animal studies and early human clinical trials may not be predictive of the results that we will obtain in larger scale testing. Some of the results we report from Phase 2 clinical trials are interim results and may not be predictive of future results, including final results from such Phase 2 trials, because, among other factors, patient enrollment and the time period for evaluating patient results are not complete. If we fail to adequately demonstrate the safety and efficacy of a product candidate, the FDA would not provide regulatory approval of the product. The appearance of unacceptable toxicities or side effects during clinical trials or commercial use could interrupt, limit, delay or abort the development of a product. A number of companies in the biotechnology industry have suffered significant setbacks in advanced clinical trials, even after experiencing promising results in previous animal and human studies.

The time required to complete clinical trials is dependent upon, among other factors, the rate of patient enrollment. Patient enrollment is a function of many factors, including:

•	the size of the patient population;

•	the nature of the clinical protocol requirements;

•	the diversion of patients to other trials or marketed therapies;

•	our ability to recruit and manage clinical centers and associated trials;

•	the proximity of patients to clinical sites; and

•	the patient eligibility criteria for the study.

Other factors, such as lack of efficacy and unacceptable toxicities, may result in increased costs and delays or termination of clinical trials prior to completion. In addition, delays in manufacturing of product for our clinical trials could impact our ability to complete our clinical trials as planned.

Since Our Product Candidates Such As Irofulven Have Many Potential Applications and We Have Limited Resources, Our Focus on a Particular Area May Result in Our Failure to Capitalize on More Profitable Areas and May Not Result in Viable Products.

We have limited financial and research and development resources. This requires us to focus on product candidates in specific areas and forego opportunities with regard to other products and applications. For example, our most significant product candidate, irofulven, is in clinical and preclinical trials for a number of applications. We expect that a substantial portion of our product development efforts over the next several years may be devoted to the further development of irofulven, including its application to the treatment of cancers or sub-populations of certain types of cancers with limited therapeutic options such as refractory cancers, for which we believe irofulven could most quickly be developed and approved for marketing. We are also investigating the efficacy of irofulven in combination with other cancer therapies. While some of these studies have indicated some effectiveness in relation to the target medical conditions, we have not yet identified for potential commercialization any particular use of irofulven.

If we fail to obtain, develop and successfully commercialize applications for irofulven, we may not achieve expectations of our future performance and our stock price may decline. For example, in April 2002 we stopped enrollment in our Phase 3 trial of irofulven in advanced-stage, gemcitabine-refractory pancreatic cancer patients and our stock price declined significantly. In addition, we may focus our development of irofulven on a particular application that may result in our failure to capitalize on another application or another product candidate. Our decisions impacting resource allocation may not lead to the development of viable commercial products and may divert resources away from more profitable market opportunities.

Our Operating Results May Fluctuate Significantly, Which May Adversely Affect Our Stock Price.

If our operating results do not meet the expectations of investors or securities analysts, our stock price may decline. Our operating results may fluctuate significantly from period to period due to a variety of factors including:

•	changing demand for our current products, particularly Salagen® Tablets;

•	the acceptance of, and demand for, Aloxi™;

•	third parties introducing competing products;

•	the pace and breadth of our development programs;

•	expenditures we incur to acquire, license, develop and promote additional products;

•	availability of product supply from third-party manufacturers;

•	changes in sales and marketing expenditures; and

•	the timing of licensing and royalty revenues.

For the six-month period ended June 30, 2003, we had a net loss of $13.6 million, compared to a net loss of $36.1 million for the year ended December 31, 2002. The continuing pattern of losses is primarily a result of spending for research and development and launch preparation activities for Aloxi™ exceeding product revenue available from our currently marketed products.

Variations in the timing of our future revenue and expense could also cause significant fluctuations in our operating results from period to period and may result in unanticipated earnings shortfalls or losses.

We Depend Upon the Sale of Salagen® Tablets for Substantially All of Our Current Product Revenues. If Any Factor Adversely Impacts Sales of Salagen® Tablets, Our Product Revenues Will Decrease and May Decrease Significantly.

We currently derive substantially all of our product revenues from the sale of Salagen® Tablets. U.S. sales of Salagen® Tablets represented 86% of our total product sales and 76% of our total revenue for the six-month period ended June 30, 2003. Any factor adversely affecting sales of Salagen® Tablets could cause our product revenues to decrease and our stock price to decline significantly. In March 2001, our orphan drug status for Salagen® Tablets as a treatment for the symptoms of radiation-induced xerostomia, or severe dry mouth, in head and neck cancer patients expired. Our orphan status for Salagen® as a treatment of symptoms associated with Sjogren’s syndrome expires in April 2005. Because Salagen® Tablets do not have patent protection, competing generic products may enter these markets. In addition, we are aware of two currently marketed products that compete in the same or similar markets as Salagen® Tablets. If sales of Salagen® Tablets decline as a result of this competition, or for any other reason, our product revenues will decrease and our stock price could decline.

We Depend on a Single Supplier to Provide Us With the Active Ingredient for the Production of Salagen® Tablets and a Single Supplier to Provide Us With the Finished Drug Product for Aloxi™. If Either Supplier Terminates Its Relationship With Us, or is Unable to Fill Our Demand for the Ingredients or Products, We May Be Unable to Sell Those Products.

We rely on the Fine Chemicals Division of Merck KgaA as our sole and exclusive supplier of oral-grade pilocarpine hydrochloride, the active ingredient in Salagen® Tablets. The refined raw material is a semi-synthetic salt of an extract from plants grown and processed exclusively on plantations in South America. To our knowledge, there is currently no other producer of oral-grade pilocarpine hydrochloride that is capable of meeting our commercial needs. In addition, we rely on Helsinn Birex Pharmaceuticals Ltd. as our sole and exclusive supplier of the Aloxi™ finished drug product. If our relationship with Merck KgaA or Helsinn Birex Pharmaceuticals Ltd. terminates, or Merck KgaA or Helsinn Birex Pharmaceuticals Ltd. are unable to meet our needs for any reason, we will need to find an alternative source of the active ingredients and products supplied by those companies. If we are unable to identify an alternative source, we may be unable to continue producing Salagen® Tablets or offering Aloxi™ for commercial sale. Even if we were able to procure adequate supplies of pilocarpine hydrochloride or the Aloxi™ finished drug product from an alternative source, any disruption in supply could have a material adverse effect on our ability to meet customer demand for Salagen® Tablets or offering Aloxi™ for commercial sale, which could cause our product revenues to decrease and our stock price to decline.

If Our Third-party Manufacturer of Salagen® Tablets or Aloxi™ or Any of Our Other Products Ceases Operations or Fails to Comply With Applicable Manufacturing Regulations, We May Not Be Able to Meet Customer Demand in a Timely Manner, If At All.

We do not have manufacturing facilities and we rely on one third-party manufacturer, Patheon Inc., for the production of Salagen® Tablets and on Helsinn Birex Pharmaceuticals Ltd. for the production of Aloxi™ and other third-party manufacturers for our other products. We intend to continue to rely on others to manufacture any future products, including any products that we may acquire or license, and we have no plans to establish manufacturing facilities. Our dependence on third parties for the manufacture of our products may adversely affect our ability to develop and deliver such products.

The manufacture of our products is, and will be, subject to current “good manufacturing practices” regulations prescribed by the FDA or other standards prescribed by the appropriate regulatory agency in the country of use. There is a risk that our manufacturers, including the current manufacturer of Salagen® Tablets and of Aloxi™, will not comply with all applicable regulatory standards, and may not be able to manufacture Salagen® Tablets, Aloxi™ or any other product for commercial sale. If this occurs, we might not be able to identify another third-party manufacturer on terms acceptable to us, or any other terms.

Material changes to an approved product, such as manufacturing changes or additional labeling claims, require further FDA review and approval. Even after approval is obtained, the FDA may withdraw approval if previously unknown problems are discovered. Further, if we, our corporate partners or our contract manufacturers fail to comply with applicable FDA and other regulatory requirements at any stage during the regulatory or manufacturing process, the FDA may impose sanctions, including:

•	marketing or manufacturing delays;

•	warning letters;

•	fines;

•	product recalls or seizures;

•	injunctions;

•	refusal of the FDA to review pending market approval applications or supplements to approval applications;

•	total or partial suspension of production;

•	civil penalties;

•	withdrawals of previously approved marketing applications; or

•	criminal prosecutions.

Our Business Strategy Depends on Our Ability to Identify, Acquire, License and Develop Product Candidates and Identify, Acquire or License Approved Products.

As part of our business strategy we plan to identify, acquire, license and develop product candidates and identify, acquire and license approved products for markets that we can reach through our marketing and distribution channels. If we fail to obtain, develop and successfully commercialize additional products, we may not achieve expectations of our future performance and our stock price could decline. Because we do not directly engage in basic research or drug discovery, we must rely upon third parties to sell or license product opportunities to us. Other companies, including some with substantially greater financial, marketing and sales resources, are competing with us to acquire or license such products or product candidates. We may not be able to acquire or license rights to additional products or product candidates on acceptable terms, if at all. Furthermore, we may not be able to successfully develop any product candidates we acquire or license. In addition, we may acquire or license new products with different marketing strategies, distribution channels and bases of competition than those of our current products. Therefore, we may not be able to compete favorably in those product categories.

If We are Unable to Maintain Relationships With Third-party Collaborators or Enter into New Relationships, We May Not Be Able to Develop Any of Our Product Candidates or Commercialize Our Products in a Timely Manner, If At All.

Our continued success will depend in large part upon the efforts of third-parties. For the research, development, manufacture and commercialization of our products, we currently have, and will likely continue to enter into, various arrangements with other corporations, licensors, licensees, outside researchers, consultants and others. However, we cannot be certain of the actions these parties will take, and there is a risk that:

•	we will be unable to negotiate acceptable collaborative arrangements to develop or commercialize our products;

•	any arrangements with third-parties will not be successful;

•	third-party collaborators will not fulfill their obligations to us under any arrangements entered into with them;

•	strategic partners, including Helsinn Healthcare SA, will terminate their relationship with us; or

•	current or potential collaborators will pursue treatments for other diseases or seek alternative means of developing treatments for the diseases targeted by our programs or products.

Our third-party collaborators include public research institutions, research organizations, teaching and research hospitals, community-based clinics, testing laboratories, contract product formulation organizations, contract packaging and distribution companies, manufacturers, suppliers and license partners. We consider our arrangements with Helsinn Healthcare SA, Patheon Inc., Merck KGaA and MethylGene Inc. to be significant. If any of our collaborators breaches or terminates its agreement with us, or otherwise fails to conduct its collaborative activities in a timely manner, we may experience significant delays in the development or commercialization of the products or product candidates or the research program covered by the agreement and we may need to devote additional funds or other resources to these activities. If we are unable to enter into new or alternative arrangements to continue research and development activities, or are unable to continue these activities on our own, we may have to terminate the development program. As a consequence, we may experience a loss of future commercial product potential and a decline in our stock price.

We Have Licensed the Right to Promote, Sell and Distribute Aloxi™ in the United States and Canada From a Third Party. We are Particularly Dependent on That Third Party for Our Ability to Commercialize Aloxi™.

We have entered a license agreement with Helsinn Healthcare SA under which we have acquired a license to sell and distribute Aloxi™ in the United States and Canada for an initial period of ten years from our launch of Aloxi™. Furthermore, under the terms of our license, we are required to purchase all of our Aloxi™ products from Helsinn Healthcare SA. The license agreement may be terminated for specified reasons, including if the other party is in substantial or persistent breach of the agreement, if we have experienced a change of control and the acquiring entity has competing products or our marketing and sales related commitments to the licensor are not maintained by the acquiring entity, or if either party has declared bankruptcy. Although we are not currently in breach of the license, and we believe that Helsinn Healthcare SA is not currently in breach of the license, there is a risk that either party could breach the license in the future. In addition, if we were to breach the supply agreement with Helsinn Birex Pharmaceutical Ltd. contemplated by the license, Helsinn Healthcare SA would be permitted to terminate the license.

If the license agreement were terminated, we would lose all of our rights to sell and distribute Aloxi™, as well as all of the related intellectual property and all regulatory approvals. In addition, Helsinn Healthcare SA holds the rights to the palonosetron (the active ingredient in Aloxi™ through an agreement with Syntex (U.S.A.) Inc. and F. Hoffmann-La Roche AG. We cannot be certain of the actions that these parties will take, and there is a risk that these third parties will end their relationship, which would leave us without rights to the pharmaceutical preparations, products and know-how required to produce Aloxi™. As a consequence of such a termination, we would lose all of our rights to sell and distribute Aloxi™, which would harm our business and could cause our stock price to decline significantly.

We Rely on Multinational and Foreign Pharmaceutical Companies to Develop and Commercialize Our Products and Product Candidates in Markets Outside the United States.

With respect to products in which we own rights outside the United States, our strategy for commercialization of such products in markets outside the United States is to enter into development and marketing alliances with multinational and foreign pharmaceutical companies. We have entered into alliances with various companies related to the development and commercialization of our products and product candidates in markets outside the United States. Our continued relationships with strategic partners are dependent in part on the successful achievement of development milestones. If we or our partners do not achieve these milestones, or we are unable to enter into agreements with our partners to modify their terms, these agreements could terminate, which could cause a loss of licensing revenue, a loss of future commercial product potential and a decline in our stock price.

We depend upon licensing revenue from our marketing partners for a material portion of our total revenue. Future licensing revenues from these partners will likely fluctuate from quarter to quarter and year to year depending on:

•	the achievement of milestones by us or our partners;

•	the amount of product sales and royalty-generating activities;

•	the timing of initiating additional licensing relationships; and

•	our continuing obligation related to license payments.

If We Fail to Compete Successfully With Our Competitors, Our Product Revenues Could Decrease and Our Stock Price Could Decline.

Competition in the pharmaceutical industry is intense. Most of our competitors are large, multinational pharmaceutical companies that have considerably greater financial, sales, marketing and technical resources than we do. Most of our present and potential competitors also have dedicated research and development capabilities that may allow them to develop new or improved products that compete with our products. Currently, MedImmune, Inc. and Snow Brand Pharmaceuticals, Inc. have drugs that are approved for sale and compete in the same markets as Salagen® Tablets. Aloxi™, when it is launched, will compete with three other products from the 5-HT3 receptor antagonists class of compounds, as well as products from other chemical classes that are also used for the prevention of chemotherapy-induced nausea and vomiting. Most of these products are marketed by large, multinational competitors, including GlaxoSmithKline, Roche and Aventis. If Aloxi™ does not compete successfully with existing products on the market, our stock price could decline significantly.

Other pharmaceutical companies are developing products, which, if approved by the FDA, will compete directly with Salagen® Tablets or Aloxi™. Our competitors could also develop and introduce generic drugs comparable to Salagen® Tablets or Aloxi™, or drugs or other therapies that address the underlying causes of the symptoms that Salagen® Tablets or Aloxi™ treat. If a product developed by a competitor is more effective than our product, or priced lower than our product, then our product revenue could decrease and our stock price could decline.

We are Dependent on Our Key Personnel. If We are Not Able to Attract and Retain Key Employees and Consultants, Our Product Development, Marketing and Commercialization Plans Could Be Harmed.

We are highly dependent on the members of our scientific and management staff. If we are not able to retain any of these persons, our product development, marketing and commercialization plans may suffer and our stock price could decline. None of our executive officers has an employment agreement with us. If we are unable to retain our scientific and management staff, we will need to hire additional qualified personnel for us to pursue our product acquisition, development, marketing and commercialization plans. We may not be able to attract and retain personnel on acceptable terms, given the competition for such personnel among biotechnology, pharmaceutical and healthcare companies, universities and non-profit research institutions. If we are not able to attract and retain qualified personnel, our product acquisition, development, marketing and commercialization plans will suffer and our stock price could decline.

If We are Unable to Keep Up With Rapid Technological Changes in the Pharmaceutical or Biotechnology Industries, We May Be Unable to Continue Our Operations.

The pharmaceutical and biotechnology industries have experienced rapid and significant technological change. We expect that pharmaceutical technology and biotechnology will continue to develop rapidly. Our future success will depend, in large part, on our ability to develop and maintain technology that is competitive. If other companies achieve technological advances with their products or obtain FDA approval before we are able to obtain such approval, our products may become obsolete before they are marketed or before we recover any of our development and commercialization expenses incurred with respect to such products. In addition, alternative therapies or new medical treatments could alter existing treatment regimens, and thereby reduce the need for one or more of our products, which could result in the termination of the development in one or more of our product candidates, or in the decline in sales of one of our approved products, which could cause our stock price to decline.

RISKS RELATED TO OUR INDUSTRY

If We Do Not Receive Regulatory Approvals for Our Product Candidates, or If Regulatory Approval is Delayed for Any Reason, We Will Be Unable to Commercialize and Sell Our Products As We Expect.

Prior to marketing, each of our product candidates must undergo an extensive regulatory approval process conducted by the FDA in the United States and by comparable agencies in other countries. The product development and approval process can take many years and require the expenditure of substantial resources. There is risk that the FDA or a foreign regulatory authority will not approve in a timely manner, if at all, any product we develop. Generally, the FDA approves for sale only a very small percentage of newly discovered pharmaceutical compounds that enter preclinical development. We may encounter delays or denials in regulatory approvals due to changes in FDA policy during the period of development, or changes in the requirements for regulatory review of each submitted new drug application, or NDA.

There is also risk that regulatory authorities in the United States and elsewhere may not allow us to conduct planned additional clinical testing of any of our product candidates, including irofulven, or that, if permitted, this additional clinical testing will not prove that these product candidates are safe and effective to the extent necessary to permit us to obtain marketing approvals from regulatory authorities.

Except for those products already approved, none of our product candidates are currently being tested in Phase 3 or registration clinical trials. We cannot apply for a regulatory approval to market a product candidate until we successfully complete Phase 3 or registration clinical trials for that product.

If We are Unable to Obtain Intellectual Property Protection, or Protect Our Proprietary Technology, We May Be Unable to Compete Effectively.

The FDA awarded us orphan drug status for Salagen® Tablets in 1994 as a treatment for the symptoms of xerostomia, or severe dry mouth, induced by radiation therapy in head and neck cancer patients and in 1998 for the symptoms of dry mouth associated with Sjogren’s syndrome. An orphan drug designation entitles us to marketing exclusivity of the protected drug for the stated condition for a period of seven years. Our orphan drug protection for Salagen® Tablets expired in March 2001 for the treatment of symptoms of radiation-induced xerostomia in head and neck cancer patients and will expire in 2005 for the Sjogren’s syndrome indication. Upon expiration of any of our orphan drug protection for Salagen® Tablets, we may face competition from manufacturers of generic versions of Salagen® Tablets.

We hold an exclusive United States and Canada license on patents covering Aloxi™ proprietary rights. In addition, we hold an exclusive, worldwide license on patents and patent applications covering acylfulvene proprietary rights, including irofulven. The license applicable to these technologies is subject to certain statutory rights held by the U.S. government. Even though we have licensed these patents, we may not have exclusive rights to all possible acylfulvene analogs, all possible methods of using acylfulvene analogs to treat tumors or all possible synthetic methods for preparing acylfulvenes. In addition, we licensed rights to patents and patent applications covering MG98 and inhibitors of DNA methyltransferase. Protection of these rights and creation of additional rights involve joint responsibilities between us and the respective license party.

Our pending patent applications, those we may file in the future, or those we license from third parties, may not result in patents being issued. Patents, if issued, may be challenged, invalidated or circumvented. In addition, other entities may develop similar technologies that fall outside the scope of our patents. Thus, any patent rights that we own or license from third parties may not provide sufficient protection against potential competitors.

In the event that our technologies or methods used in the course of developing or selling our products infringe the patents or violate other proprietary rights of third parties, we and our corporate partners may be prevented from pursuing product development or commercialization.

In addition to patents, we rely on trade secrets and proprietary know-how. We protect our proprietary technology and processes in part by confidentiality agreements with our collaborative partners, employees and consultants. There is a risk that:

•	these confidentiality agreements will be breached;

•	we will not have adequate remedies for any breach of these agreements;

•	our trade secrets will otherwise become known; or

•	our trade secrets will be independently discovered and used by competitors.

The biotechnology and pharmaceutical industries have been characterized by litigation regarding patents and other intellectual property rights. If we become involved in any litigation, interference or other administrative proceedings, we will incur substantial expense and the efforts of our technical and management personnel will be diverted. An adverse determination may subject us to significant liabilities or require us to cease using the technology or to seek licenses that may not be available from third parties on commercially favorable terms, if at all, or to cease manufacturing and selling our products. This could cause us to terminate the development of one or more of our product candidates, to discontinue marketing an existing product, or to pay royalties to a third party. Any of these events could result in a decline in our stock price.

If the Use of One of Our Products Harms People, We May Be Subject to Costly and Damaging Product Liability Claims.

We face exposure to product liability claims in the event that the use of our product is alleged to have harmed someone. Although we have taken, and continue to take, what we believe are appropriate precautions, there is a risk that we will not be able to avoid significant product liability exposure. We currently have product liability insurance in the amount of $15 million per occurrence and in the aggregate for the year. There is a risk that our insurance will not be sufficient to cover claims. There is also a risk that adequate insurance coverage will not be available in the future on commercially reasonable terms, if at all. The successful assertion of an uninsured product liability or other claim against us could cause us to incur a significant expense to pay such a claim, could adversely affect our product development and could cause a decline in our product revenue and stock price.

In addition to product liability risks associated with sales of our products, we may be liable to the claims of individuals who participate in clinical trials of our products. A number of patients who participate in trials are already critically ill when they enter a trial. The waivers we obtain may not be enforceable and may not protect us from liability or the costs of product liability litigation. Our product liability insurance may not provide adequate protection against potential liabilities. Moreover, we may not be able to maintain our insurance on acceptable terms. As a result of these factors, a product liability claim, even if successfully defended, could cause us to incur a significant expense to defend such a claim, could adversely affect our product development and could cause a decline in our product revenue and stock price.

If We Issue a Product Recall, We May Not Sell as Much of Our Products in the Future and We May Incur Significant Expenses.

The FDA or other government agencies having regulatory authority for product sales may request product recalls or we may issue product recalls. These product recalls may occur due to manufacturing issues, safety concerns or other reasons. We do not carry any insurance to cover the risk of a product recall. Any product recall could have a material adverse effect on our product revenue and could cause our stock price to decline.

If We or Patients Using Our Products are Unable to Obtain Adequate Reimbursement From Government Health Administration Authorities, Private Health Insurers and Other Organizations, Our Product Sales and Stock Price Could Decline.

There is much uncertainty about the reimbursement status of healthcare products. Our profitability will depend in part on: (1) the price we are able to charge for our products, and (2) the availability of adequate reimbursement for our products from third-party payors, such as government entities, private health insurers and managed care organizations. Federal and state regulations govern or influence the reimbursement status of healthcare products in many situations and third-party payors are increasingly challenging the pricing of medical products and services. Salagen® Tablets generally have been eligible for reimbursement from third-party payors and we will be applying for reimbursement eligibility for Aloxi™. Although third-party reimbursement previously has not been an issue for us, it becomes important to the commercialization of Aloxi™. Reimbursement of newly approved health products is uncertain. There is a risk that reimbursement will not be available for Aloxi™ or for our future products, or that such third-party reimbursement will not be adequate. If government entities and other third-party payors do not provide adequate reimbursement levels for our products, our product and license revenues would be materially and adversely affected and our stock price could decline.

In recent years, various parties have proposed a number of legislative and regulatory proposals aimed at changing national healthcare systems. In the United States, we expect that there will continue to be a number of federal and state proposals to implement government control of pricing and profitability of prescription pharmaceuticals. Cost controls, if mandated by a government agency, could decrease the price that we receive for our current or future products. These proposals, if enacted, could have a material adverse effect on our product and license revenues and could cause our stock price to decline. In certain countries, regulatory authorities must also approve the sales price of a product after they grant marketing approval. There is a risk that we will not be able to obtain satisfactory prices in foreign markets even if we obtain marketing approval from foreign regulatory authorities.

Our Operations, and the Operations of Our Third-party Contractors, Involve Hazardous Materials That Could Expose Us to Liability If Environmental Damage Occurs.

Our operations, and the operations of our third-party contractors involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, third parties may hold us liable for any resulting damages, which may exceed our financial resources and may have a material adverse effect on our ability to fund our operations.

RISKS RELATED TO THIS OFFERING

Our Stock Price is Volatile, Which May Result in Significant Losses to Shareholders.

There has been significant volatility in the market prices of pharmaceutical and biotechnology companies’ securities. Various factors and events may have a significant impact on the market price of our common stock, and some of these factors are beyond our control. These factors include:

•	fluctuations in our operating results;

•	announcements of technological innovations or acquisitions or licensing of therapeutic products or product candidates by us or our competitors;

•	published reports by securities analysts;

•	positive or negative progress with our clinical trials;

•	governmental regulation, including healthcare reimbursement policies;

•	developments in patent or other proprietary rights;

•	developments in our relationship with collaborative partners and suppliers, and announcements of new strategic partnerships;

•	public concern as to the safety and efficacy of our products; and

•	general market conditions.

The trading price of our common stock has been, and could continue to be, subject to wide fluctuations in response to these factors, including the sale or attempted sale of a large amount of our common stock into the market. Our stock price ranged from $4.68 to $29.50 per share during the two-year period ended June 30, 2003. Broad market fluctuations may also adversely affect the market price of our common stock.

In the past, following large falls in the price of a company’s shares, securities class action litigation has often been initiated against that company. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could harm our business. Any adverse determination in litigation could subject us to significant liabilities.

We Have Outstanding Options and Convertible Debt That Have the Potential to Dilute Shareholder Value and Cause Our Stock Value to Decline.

We frequently grant stock options to our employees and other individuals. At June 30, 2003, we had 4,362,093 options outstanding at option prices ranging from $3.38 to $51.50. We have also issued convertible debt with warrants. A registration statement is in effect in relation to the securities that may be issued in exchange for such debt or on the exercise of such warrants or options. The convertible debt is convertible into 2,571,428 shares of common stock at prices ranging from $7.00 to $10.50. In conjunction with the convertible debt, we issued warrants that are exercisable for 400,000 shares of common stock at prices of $8.75 and $10.50. The convertible debt, the warrants and the options may be exchanged for common stock or exercised at any time. Consequently, we are not able to estimate when, if ever, the convertible debt, the warrants or the options will be converted into common stock, but any such conversion would almost certainly dilute shareholder value.

If some or all of such shares are registered and sold into the public market over a short time period, the value of our stock is likely to decline, as the market may not be able to absorb those shares at the prevailing market prices. Such sales may also make it more difficult for us to sell equity securities in the future on terms that we deem acceptable.

Our Charter Documents, Our Shareholder Rights Plan and Minnesota Law Contain Provisions That Could Delay or Prevent an Acquisition of Our Company.

Our charter documents contain provisions that may discourage third parties from seeking to acquire our company. These provisions include:

•	advance notice requirements for shareholder proposals and nominations; and

•	the authority of the board of directors to issue, without shareholder approval, preferred stock with such terms as the board of directors may determine.

In addition, our board of directors has adopted a shareholder rights plan, or poison pill, which enables our board of directors to issue preferred stock purchase rights that would be triggered by an acquisition of 15 percent or more of the outstanding shares of our common stock. These provisions and specific provisions of Minnesota law relating to business combinations with interested shareholders may have the effect of delaying, deterring or preventing a merger or change in control. Some of these provisions may discourage a future acquisition of our company even if shareholders would receive an attractive value for their shares or if a significant number of our shareholders believed such a proposed transaction to be in their best interests. As a result, shareholders who desire to participate in such a transaction may not have the opportunity to do so.

SELLING SHAREHOLDERS

We have agreed to register 22,000 shares of our common stock to be offered by the selling shareholders listed below. These shares will be issued upon the exercise of options held by the selling shareholders and granted pursuant to the Exclusive License Agreement for Method of Treating Tumors Using Illudin Analogs, dated August 31, 1993, between us and the Regents of the University of California. The shares of common stock issuable to the selling shareholders are being registered to permit public secondary trading of these shares, and the selling shareholders may offer these shares for resale from time to time. See “Plan of Distribution.”

The following table presents certain information regarding the selling shareholders’ beneficial ownership of our common stock as well as the number of shares of our common stock they may sell pursuant to this prospectus.

Name	Number of Shares of Common Stock Beneficially Owned Prior to the Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Number of Shares of Common Stock Beneficially Owned After the Offering (1)
Michael Kelner, M.D.	4,534	3,117	1,417
Trevor McMorris, M.D.	7,234	3,117	4,117
Raymond Taetle, M.D.	3,317	3,117	200
The Regents of the University of California	15,598	12,649	2,949

Total	30,683	22,000	8,683

(1)	Assumes the sale of all of the shares offered by this prospectus

PLAN OF DISTRIBUTION

We are registering these shares on behalf of the selling shareholders. As used in this prospectus, the term “selling shareholder” includes donees and pledgees selling shares received from a named selling shareholder after the date of this prospectus. The selling shareholders will offer and sell the shares to which this prospectus relates for their own accounts. We will not receive any proceeds from the sale of the shares. We will bear all fees and expenses in connection with the registration of the shares.

The selling shareholders may offer and sell the shares from time to time in one or more types of transactions (which may include block transactions) on the Nasdaq National Market, in transactions directly with market makers or in privately negotiated transactions, through put or call option transactions, through short sales, or a combination of these methods of sale, at prices relating to prevailing market prices or at negotiated prices. Sales may be made to or through brokers or dealers who may receive compensation in the form of discounts, concessions or commissions from the selling shareholder or the purchasers of the shares. As of the date of this prospectus, we are not aware of any agreement, arrangement or understanding between any broker or dealer and the selling shareholders regarding the sale of their shares, nor are we aware of any underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling shareholders. There is no assurance that the selling shareholders will sell any or all of the shares that they offer.

The selling shareholders and any brokers or dealers who participate in the sale of the shares may be deemed to be “underwriters” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”), and any commissions received by them and any profits realized by them on the resale of shares may be deemed to be underwriting discounts or commissions under the Securities Act. Because the selling shareholders may be deemed to be “underwriters” within the meaning of the Securities Act, the selling shareholders will be subject to the prospectus requirements of the Securities Act. We have informed the selling shareholders that their sales in the market must comply with the requirements of the rules and regulations of the Exchange Act.

The selling shareholders may also resell all or a portion of these shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of that Rule.

Upon notification to us by the selling shareholders that any material arrangement has been entered into with a broker or dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b) under the Securities Act, disclosing (i) the name of the selling shareholders and of the participating brokers or dealers, (ii) the number of shares involved, (iii) the price at which such shares were sold, (iv) the commissions paid or discounts or concessions allowed to such brokers or dealers, where applicable, (v) that such brokers or dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus and (vi) other facts material to the transaction. In addition, upon notification to us by the selling shareholders that a donee or pledgee intends to sell more than 500 shares, a supplement to this prospectus will be filed if required.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus will be passed upon for us by Dorsey & Whitney LLP, Minneapolis, Minnesota.

EXPERTS

The financial statements and schedule of MGI PHARMA, INC. as of December 31, 2001 and 2002 and for each of the years in the three-year period ended December 31, 2002 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-3 with respect to the securities offered by this prospectus and the accompanying prospectus supplement. This prospectus and the accompanying prospectus supplement, which constitute a part of the registration statement, do not include all of the information contained in the registration statement. For further information about us, you should review the registration statement and its exhibits and schedules. You may read and copy any document we file with the Commission at its public reference room at 450 Fifth Street, NW, Washington, DC 20549, as well as at its regional offices located at 233 Broadway, New York, NY 10279 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Please call the Commission at 1-800-SEC-0330 for further information about its public reference facilities and copy charges. Our filings are also available to the public from the Commission’s web site at http://www.sec.gov or may be accessed through our web site at http://www.mgipharma.com.

We file periodic reports, proxy statements and other information with the Commission. These periodic reports, proxy statements and other information are available for inspection and copying at the Commission’s public reference room and the regional offices listed above and can be obtained over the Internet through the Commission’s web site or through our web site.

The Commission allows us to incorporate by reference information into this prospectus. This allows us to disclose important information to you by referring you to another document filed separately with the Commission. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the Commission will automatically update and supercede the information in this prospectus and any accompanying prospectus supplement.

The documents that we are incorporating by reference are:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002 filed on March 20, 2003;

•	our quarterly reports on Form 10-Q for the quarters ended March 31, 2003 filed on May 8, 2003, and June 30, 2003 filed on July 28, 2003;

•	our current reports on Form 8-K filed on January 14, 2003; February 18, 2003; July 25, 2003; July 28, 2003 and August 8, 2003; and

•	our Form 8-A, filed on October 25, 1982, as amended on July 20, 1987; and our Form 8-A filed on July 15, 1998, as amended on March 20, 2000, all of which contain descriptions of our common stock.

We also are incorporating by reference any future filings made by us with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act until the completion of this offering.

You can obtain a copy of any documents which are incorporated by reference in this prospectus and the accompanying prospectus supplement (other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing or telephoning William Brown, at MGI PHARMA, INC., 5775 West Old Shakopee Road, Suite 100, Bloomington, MN 55437, (952) 346-4700.

You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

The following is an itemized statement of the estimated amounts of expenses payable by the Registrant, other than underwriting discounts and commissions, in connection with the registration of the common stock offered hereby. All amounts are estimates except the SEC registration fee.

SEC Registration Fee	$100
Legal Fees and Expenses	25,000
Accounting Fees and Expenses	10,000
Printing Fees	5,000
Transfer Agent Fees	1,000
Miscellaneous	400

TOTAL	$41,500

Item 15.    Indemnification of Officers and Directors

Minnesota Statutes Section 302A.521 provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys’ fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan; (2) acted in good faith; (3) received no improper personal benefit and Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) reasonably believed that the conduct was in the best interests of the corporation in the case of acts or omissions in such person’s official capacity for the corporation or reasonably believed that the conduct was not opposed to the best interests of the corporation in the case of acts or omissions in such person’s official capacity for other affiliated organizations. The Bylaws of the Company provide that the Company shall indemnify its officers and directors under such circumstances and to the extent permitted by Section 302A.521 as now enacted or hereafter amended.

Item 16.	Exhibits

Exhibit Number	Description of Exhibit
5.1	Opinion of Dorsey & Whitney LLP*
23.1	Consent of KPMG LLP*
23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

*	Filed herewith

Item 17.	Undertakings

(a)    Rule 415 Offering. The undersigned registrant hereby undertakes:

(1)    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement: (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement, or the most recent post-effective amendment thereof, which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)    Filings Incorporating Subsequent Exchange Act Documents by Reference. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934, that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and therefore is unenforceable. In the event that a claim for indemnification against such liabilities, other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

(c)    Registration Statement Permitted by Rule 430A. The undersigned registrant hereby undertakes that:

(1) For purposes of determining liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form or prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bloomington, State of Minnesota, on August 29, 2003.

MGI PHARMA, INC.

By:	/S/ LEON O. MOULDER, JR.
Leon O. Moulder, Jr.
President, Chief Executive Officer and Director

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Leon O. Moulder, Jr. and William C. Brown, and each of them his attorney-in-fact, with the power of substitution, for him in any and all capacities, to sign any amendment or post-effective amendment to this Registration on Form S-3 or abbreviated registration statement (including, without limitation, any additional registration filed pursuant to Rule 462 under the Securities Act of 1933) with respect thereto and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities on August 29, 2003:

	Signature	Title

By:	/S/ LEON O. MOULDER, JR. Leon O. Moulder, Jr.	President, Chief Executive Officer and Director (principal executive officer)

By:	/S/ WILLIAM C. BROWN William C. Brown	Executive Vice President, Chief Financial Officer and Secretary (principal financial and accounting officer)

By:	/S/ ANDREW J. FERRARA Andrew J. Ferrara	Director

By:	/S/ HUGH E. MILLER Hugh E. Miller	Director

By:	/S/ EDWARD W. MEHRER Edward W. Mehrer	Director

By:	/S/ LEE J. SCHROEDER Lee J. Schroeder	Director

By:	/S/ DAVID B. SHARROCK David B. Sharrock	Director

By:	/S/ ARTHUR L. WEAVER, M.D. Arthur L. Weaver, M.D.	Director

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
5.1	Opinion of Dorsey & Whitney LLP*

23.1	Consent of KPMG LLP*

23.2	Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)

24.1	Power of Attorney (included on signature page)

*	Filed herewith